82-4933

05012501

HAWKEYE
GOLD & DIAMOND INC.

(Unaudited – Prepared by Management)
Consolidated Financial Statements for the First Quarter ended August 31, 2005;
Notes to the Consolidated Financial Statements for the First Quarter ended August 31, 2005; and
Management Discussion and Analysis for the First Quarter ended August 31, 2005

HAWKEYE
GOLD & DIAMOND INC.

FINANCIAL STATEMENTS

ISSUER DETAILS

For the First Quarter Ended:	August 31, 2005
Date of the Report:	October 28, 2005
Name of Issuer:	HAWKEYE GOLD & DIAMOND INC.
Issuers Address:	Suite 2302 – 120 Milross Avenue Vancouver, BC, Canada V6A 4K7
Issuer Phone Number:	(604) 878-1339
Issuer Fax Number:	(604) 688-3402
Issuer Email Address:	hko@hawkeyegold.com
Issuer Website Address:	www.hawkeyegold.com
Contact Person:	Greg Neeld
Contact Position:	President & CEO
Contact Phone Number:	(604) 878-1339
Contact Email Address:	greg@hawkeyegold.com

CERTIFICATE

The management prepared Consolidated Financial Statements and Notes to the Consolidated Financial Statements for the Issuer's first quarter ended August 31, 2005 required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors of the Company. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name: Greg Neeld **Date Signed:** October 28, 2005

Directors Name: Andree Plourde **Date Signed:** October 28, 2005

HAWKEYE GOLD & DIAMOND INC.

Consolidated Financial Statements

August 31, 2005

(Unaudited – Prepared by Management)

Index

NOTICE PURSUANT TO NATIONAL INSTRUMENT 51-102

The accompanying interim financial statements of HAWKEYE Gold & Diamond Inc. as at August 31, 2005 and for the three-month period then ended have not been reviewed by an auditor.

HAWKEYE GOLD & DIAMOND INC.

Consolidated Balance Sheet
(Unaudited - Prepared by Management)

	August 31, 2005	May 31, 2005
ASSETS		
Current		
Cash	$ 372,744	$ 43,738
Accounts receivable	2,563	2,696
Prepaid expenses and deposits	4,960	4,960
	380,267	51,394
Equipment (note 4)	10,119	11,130
Mineral property interests (note 5)	662,376	482,992
	$ 1,052,762	$ 545,516
LIABILITIES		
Current		
Bank indebtedness	$ -	$ -
Accounts payable and accrued liabilities	120,019	340,206
Loans payable (note 6)	93,400	108,400
	213,419	448,606
SHAREHOLDERS' EQUITY		
Share capital (note 7)	7,979,476	7,132,726
Contributed surplus (note 8)	131,367	131,367
Deficit	(7,271,500)	(7,167,183)
	839,343	(96,910)
	$ 1,052,762	$ 545,516

Future operations (note 1)
Subsequent events (note 12)

Approved by the Directors: Greg Neeld Andrea Plourde

HAWKEYE GOLD & DIAMOND INC.

Consolidated Statement of Operations and Deficit
(Unaudited - Prepared by Management)

		Three Months Ended August 31, 2005		Three Months Ended August 31, 2004
Expenses				
Advertising, entertainment, and promotion	$	22,483	$	16,509
Amortization		1,012		921
Automobile		2,854		552
Bank charges, interest, and penalties		343		3,140
Consulting fees		2,360		16,855
Filing and regulatory fees		7,839		1,952
Office and miscellaneous		7,970		8,196
Professional fees		10,369		20,184
Public relations		2,508		-
Rent		11,500		6,246
Telecommunications		2,855		2,791
Transfer agent		1,082		2,369
Travel and convention		6,392		15,157
Wages and benefits		24,750		33,650
		104,317		128,522
Loss for the period		(104,317)		(128,522)
Deficit, beginning of period		(7,167,183)		(6,639,037)
Deficit, end of period	$	(7,271,500)	$	(6,767,559)
Loss per share - basic and diluted	$	(0.01)	$	(0.02)
Weighted average number of common shares outstanding - basic and diluted		11,628,102		6,872,517

HAWKEYE GOLD & DIAMOND INC.

Consolidated Statement of Cash Flows
(Unaudited - Prepared by Management)

	Three Months Ended August 31, 2005	Three Months Ended August 31, 2004
Cash flows from (used in) operating activities		
Loss for the period	$ (104,317)	$ (128,522)
Adjustment for:		
Amortization of equipment	1,011	921
	(103,306)	(127,601)
Changes in non-cash working capital:		
Decrease in accounts receivable	133	1,859
Increase (decrease) in accounts payable and accrued liabilities	(220,187)	(30,500)
	(323,360)	(156,242)
Cash flows used in investing activities		
Acquisition costs associated with properties	(127,500)	-
Deferred exploration expenditures incurred	(51,884)	(58,744)
Purchase of equipment	-	(9,774)
	(179,384)	(68,518)
Cash flows from (used in) financing activities		
Increase in loan payable	(15,000)	-
Proceeds from share issuances	866,150	694,550
Share issuance costs	(19,400)	(60,538)
	831,750	634,012
Net increase in cash	329,006	409,252
Cash position (deficiency), beginning of period	43,738	(6,107)
Cash position (deficiency), end of period	$ 372,744	$ 403,145

HAWKEYE GOLD & DIAMOND INC.

Schedule 1

Consolidated Schedule of Deferred Resource Property Expenditures
Three Months Ended August 31, 2005
(Unaudited - Prepared by Management)

	AFRICA PROJECT	DEDEE RHODE	DIXIE BELL	SAN CARLOS	TOTALS
Balances, beginning of period: *					
Acquisition costs	$ -	$ 13,831	$ 13,831	$ 40,000	$ 67,662
Exploration expenditures	-	9,563	10,521	395,246	415,330
Total property expenditures beginning of period	-	23,394	24,352	435,246	482,992
Incurred during the period					
Acquisition costs	6,305	-	-	127,500	133,805
Exploration expenditures					
Claims maintenance	-	-	-	12,036	12,036
Consulting	-	-	-	6,136	6,136
Management	-	-	-	2,580	2,580
Taxes	-	-	-	24,827	24,827
Total exploration expenditures	-	-	-	45,579	45,579
Current period expenditures	6,305	-	-	173,079	179,384
Balance, end of period:					
Acquisition costs	6,305	13,831	13,831	167,500	201,467
Exploration expenditures	-	9,563	10,521	440,825	460,909
	$ 6,305	$ 23,394	$ 24,352	$ 608,325	$ 662,376

** See Schedule 2*

HAWKEYE GOLD & DIAMOND INC. **Schedule 2**

Consolidated Schedule of Deferred Resource Property Expenditures
May 31, 2005
(Unaudited - Prepared by Management)

	DEDEE RHODE	DIXIE BELL	SAN CARLOS	TOTALS
Acquisition costs	$ 6,750	$ 6,750	$ 40,000	$ 53,500
Exploration expenditures	2,678	2,678	-	5,356
Balance beginning period	9,428	9,428	-	58,856
Incurred during the year				
Acquisition costs	7,081	7,081	-	14,162
Exploration expenditures				
Assays	-	-	24,783	24,783
Computer	-	-	100	100
Consulting	1,675	2,633	144,968	149,276
Field Equipment	-	-	35,878	35,878
Field Travel	-	-	31,385	31,385
Management fees	-	-	11,726	11,726
Maps	-	-	115	115
Office	-	-	1,840	1,840
Rent	-	-	267	267
Staking	5,210	5,210	-	10,420
Surveys	-	-	77,908	77,908
Taxes	-	-	66,276	66,276
Exploration expenditures	6,885	7,843	395,246	409,974
Current expenditures	13,966	14,924	395,246	424,136
Balances, end of year:				
Acquisition costs	13,831	13,831	40,000	67,662
Exploration expenditures	9,563	10,521	395,246	415,330
Totals	$ 23,394	$ 24,352	$ 435,246	$ 482,992

1. Nature of Operations and Basis of Presentation

The Company is an exploration stage company and the primary function of the business is to be engaged in the exploration for and the development of natural resources in Canada and Mexico.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which implies that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. The ability of the Company to operate as a going concern is uncertain and is dependent on continued financial support from its shareholders, the ability to develop viable business opportunities, and the ability to obtain adequate financing to meet operating requirements and to commence profitable operations. The outcome of these matters cannot be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company has experienced a loss of $104,317 for the 3 months ended August 31, 2005 (2004 - $128,522) and, as at August 31, 2005 has a deficit of $7,271,500 (May 31, 2005 - $7,167,183) and a working capital surplus (deficiency) of $166,848 (May 31, 2005 – ($397,212)).

2. Significant Accounting Policies

a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiary companies: Foch Electronics (Canada) Inc. and Hawkeye Oro de Mexico S.A. de C.V. All inter-company amounts have been eliminated on consolidation.

b) Equipment

Equipment is recorded at cost. Amortization is provided for on a declining balance basis at the following annual rates:

Computer equipment	30%
Computer software	100%
Office equipment	20%

In the year of acquisition, the rate used is one-half of that shown above.

c) Mineral Property Interests

The Company is in the exploration stage and defers all expenditures related to mineral properties until such time as the properties are put into commercial production, sold or abandoned. Under this method the amounts shown as mineral properties represent costs incurred to date less amounts amortized and/or written off, and do not necessarily represent present or future values.

2. Significant Accounting Policies (continued)

If the properties are put into commercial production, the expenditures will be amortized based upon the proven reserves available. If the properties are sold or abandoned, the expenditures will be charged to operations. The Company does not accrue the estimated future costs of maintaining in good standing its mineral properties.

In the event that reserves are determined, the carrying values of a mineral interest, on a property-by-property basis, will be reviewed by management at least annually to determine if they have become impaired. If impairment is deemed to exist, the mineral property will be written down to its net recoverable value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the identification of economically recoverable ore reserves, the Company's ability to obtain the necessary financing to complete their development and to realize profitable production or proceeds from the disposition thereof. Management's estimates of recoverability of the Company's investment in various projects have been based on current conditions. However, it is possible that changes could occur in the near term, which could adversely affect management's estimates and may result in future write-downs of capitalized property carrying values.

Management has determined each property to be a cost centre.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

d) Income Taxes

Income taxes are accounted for using the liability method. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

e) Loss per Share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated in accordance with the treasury stock method and is calculated by dividing net earnings (loss) applicable to common shares

2. Significant Accounting Policies (continued)

by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

f) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

g) Stock Based Compensation

The Company has a stock-based compensation plan which is described in note 8. Under this method, the fair value of the stock options calculated using the black scholes method at the date of grant is amortized over the vesting period, with the offsetting credit to contributed surplus. If the stock options are exercised, the proceeds are credited to share capital.

3. Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash accounts receivable, bank indebtedness, accounts payable and loans approximate their fair value because of the short-term nature of those instruments.

4. Equipment

			Net Book Value	
	Cost	Accumulated Amortization	August 31, 2005	May 31, 2005
Computer equipment	$ 28,122	$ 20,578	$ 7,544	$ 8,155
Computer software	2,512	1,570	942	1,256
Office equipment	4,989	3,356	1,633	1,719
	$ 35,623	$ 25,504	$ 10,119	$ 11,130

5. **Mineral Property Interests (see Schedules 1 and 2)**

a) DEDEE RHODE and DIXIE BELL Claims

Under the terms of an option agreement (the "Option Agreement") dated April 23, 2003, the Company acquired an option to earn a 100% interest in the DEDEE RHODE and DIXIE BELL Claim blocks, located in the Red Lake mining district of northwest Ontario. The Issuer will earn a 100% interest in the Claims by paying staking costs for the Property prior to TSX Venture Exchange acceptance of the Option Agreement totaling $5,356 (paid), making cash payments totaling $75,500 over four years commencing 15 days after May 5, 2003 (the "Effective Date" of the Option Agreement) ($2,500 was paid within 15 days of the Effective Date; $5,000 was paid before the first anniversary of the Effective date and $10,000 was paid before the second anniversary of the Effective Date)) and by issuing a total of 59,000 common shares to the Optionor of the Property over three years (6,250 common shares were issued within 15 days of the Effective Date; 18,750 were issued before the first anniversary of the Effective Date and 27,750 were issued before the second anniversary of the Effective Date)). The Claims are subject to a 2% net smelter return in favour of the Optionor and the Company has the exclusive right and option to purchase up to one-half of the Royalty (1%) from the Optionor for $1,000,000, exercisable until the third anniversary of the date of commencement of commercial production.

The Issuer received TSX Venture Exchange acceptance for filing of the Dedee Rhode and Dixie Bell Option Agreement on April 29, 2003.

During the Issuer's first quarter ended August 31, 2005 the Company incurred $nil in deferred exploration expenditures and $nil in acquisition costs relating to the Dedee Rhode and Dixie Bell Claims.

b) SAN CARLOS Claims

Effective April 13, 2005, the Company and the Optionor of the San Carlos Claims entered into a new property option agreement (the "New San Carlos Agreement") whereby the Company can acquire up to a 60% interest in the San Carlos Property (the "Property") which totals approximately 11,000 hectares and is located near the town of San Carlos in the State of Tamaulipas in north east Mexico.

During the Issuer's year ended May 31, 2005 the Optionor of the San Carlos Claims notified the Company that it was in default of certain provisions of the original San Carlos Agreement, dated March 4, 2004, as a result of the Company failing to defray the tax obligations related to the San Carlos Claims and meet its first year minimum work requirements over the Claims. In connection with entering into the New San Carlos Agreement, the Company agreed to pay $45,475 (paid during the Issuer's first quarter 2005) in full satisfaction of the tax obligations and agreed to issue 750,000 common shares in the capital of the

5. Mineral Property Interests (continued)

Company (issued during the Issuer's first quarter 2005) (see note 7b below)) to the San Carlos Optionor in respect of the Company's shortfall of approximately $100,000 in the minimum required property expenditures that were required to be incurred over the Claims no later than March 15, 2005 (the original first anniversary date). Also, under the terms of the New San Carlos Option Agreement, in order for the Company to earn its 51% interest in the San Carlos Claims, it is required to issue 100,000 common shares in the capital of the Company (issued during the Issuer's first quarter 2005 (see note 7b below)) to the San Carlos Optionor within five business days of having received TSX Venture Exchange approval for the New San Carlos Agreement on August 12, 2005 (the "New Effective Date"), 100,000 common shares in the capital of the Company not later than the first anniversary of the New Effective Date, and 200,000 common shares in the capital of the Company not later than the second anniversary of the New Effective Date. The Company must also incur a minimum of $450,000 USD in exploration expenditures not later than the first anniversary of the Effective Date, incur a further minimum of $550,000 USD in exploration expenditures not later than the second anniversary of the New Effective Date, and incur a further minimum of $1,000,000 USD in exploration expenditures not later than the third anniversary of the New Effective Date.

All shares issued pursuant to the terms of the New San Carlos Agreement are subject to a four month hold period from their respective dates of distribution.

During the Issuer's first quarter ended August 31, 2005 the Company incurred $45,579 in deferred exploration expenditures relating to claim maintenance ($12,036), professional geological consulting fees ($6,136), management fees ($2,580) and property taxes for the second semester of 2005 ($24,827) and incurred $127,500 in acquisition costs in connection with the issuance of 850,000 common shares in the capital of the Company at a deemed price of $0.15 per share to the Optionor of the Property for the Issuer's first share issuance obligation under the terms of the New San Carlos Agreement (100,000 shares) and in consideration for the Issuer's shortfall of approximately $100,000 in the minimum required property expenditures that were required to be incurred over the Claims no later than March 15, 2005 (the original first anniversary date) as discussed above.

c) AFRICA PROJECT Claims

The Company advanced a non-refundable deposit of $6,305 on certain diamond claims situated in South Africa. The Company has been in preliminary discussions to conclude an option agreement.

6. Loan Payable

The loan payable consists of the following:

		Aug 31, 2005		May 31, 2005
Loan principal	$	70,000	$	85,000
Finance fee		23,400		23,400
	$	93,400	$	108,400

The loan payable does not have any specified terms of repayment. If the loan was paid in full within thirty days of the funds being advanced, the finance fee was lower. The loan does not have a specified interest rate, only the finance fee. During the current period, the Company repaid $15,000.

7. Share Capital

a) Authorized:

100,000,000 common shares without par value.

b) Issued:

	Shares	$ Amount
Balance, May 31, 2004	5,979,052	6,243,629
Issued during the year		
Agent's commission	3,850	962
Agent's corporate finance fee	40,000	10,000
Exercise of share purchase warrants	77,000	13,860
Finders' fees	20,754	7,264
Private placements	4,094,428	944,550
Pursuant to property acquisition agreements:		
- DEDEE RHODE and DIXIE BELL Claims	27,750	4,163
Less: share issue costs	-	(91,702)
Balance, May 31, 2005	10,242,834	7,132,726
Issued during the period		
Agent's commission	16,000	2,400
Private placements	5,308,340	736,250
Pursuant to property acquisition agreements:		
- San Carlos Project	850,000	127,500
Less: share issue costs	-	(19,400)
Balance, August 31, 2005	16,417,174	$7,979,476

7. **Share Capital** (continued)

(i) The Company received TSX Venture Exchange acceptance for a non brokered private placement of up to 6,666,666 units at a price of $0.15 per unit, for gross proceeds of up to $1,000,000 the closing of which occurred on August 11, 2005.

Each unit consists of one common share in the capital of the Company and one-half common share purchase warrant. Each whole share purchase warrant will permit the holder to purchase one further common share in the capital of the Company at the price of $0.20 per share until February 11, 2007.

In connection with this private placement, the Company paid finder's fees consisting of 16,000 units in the capital of the Company and $29,600 cash.

The Company issued the first traunch of 1,150,000 units at $0.15 per unit back in May, 2005. During the period ended the Company issued the remaining units in August, 2005. The second traunch consisted of 3,358,333 units at $0.15 per unit and 3,100,000 units at $0.1306451 per unit

c) Share purchase warrants outstanding as at August 31, 2005 are as follows:

Number of Shares	Price per Share	Expiry Date
585,000	$0.18	October 1, 2005
870,000	$0.20	December 2, 2005
525,000	$0.20	November 2, 2006
50,000	$0.20	December 1, 2006
2,931,334	$0.20	February 11,2007

During the period ended August 31, 2005, no share purchase warrants were exercised.

During the period ended August 31, 2005, 4,085,941 share purchase warrants of the Company expired unexercised.

d) As at August 31, 2005, there are 23,438 shares (May 31, 2005 - 23,438) held in escrow.

8. Stock Options

On November 18, 2004, the Company renewed its rolling stock option plan, reserving a maximum of 10% of the issued shares of the Company for issuance for purposes under the plan. The Company has received approval for implementation of this plan from the TSX Venture Exchange and from its shareholders.

Stock options issued and outstanding are as follows:

	August 31, 2005		May 31, 2005	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of period	906,270	$ 0.24	433,021	$ 0.15
Options cancelled during the period	-	$ -	(30,001)	$ 0.15
Options exercised during the period	-	$ -	-	$ -
Options expired during the period	-	$ -	(38,750)	$ 0.15
Options granted during the period	-	$ -	542,000	$ 0.30
Options outstanding and exercisable , end of period	906,270	$ 0.24	906,270	$ 0.24

The 906,270 stock options outstanding as at August 31, 2005 expire as follows:

Number of Shares	Price per Share	Expiry Date
23,698	$ 0.15	March 2, 2006
16,250	$ 0.15	May 10, 2006
53,573	$ 0.15	January 18, 2007
79,250	$ 0.15	June 5, 2007
191,499	$ 0.15	October 2, 2008
542,000	$ 0.30	February 15, 2010

a) The Company has recognized a total of $131,367 in stock-based compensation expense to August 31, 2005 (May 31, 2005 - $131,367), which has been recorded as contributed surplus. No stock-based compensation expense was recognized by the Company during the three-month period ended August 31, 2005.

b) The weighted average remaining contractual life of outstanding incentive stock options at August 31, 2005 is 3.58 years (May 31, 2004 - 3.83 years).

9. Income Taxes

The components of the future income tax assets are as follows:

		May 31, 2005
Future income tax assets:		
Non-capital loss carry-forwards	$	1,104,179
Unused cumulative Canadian exploration and development expenses		401,022
		1,505,201
Less: Valuation allowance		(1,505,201)
-	$	-

The valuation allowance reflects the Company's estimate that the tax assets are not likely to be realized.

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire commencing in 2006 through 2010, and in 2014 to 2015. The exploration and development expenses can be carried forward indefinitely.

10. Non-Cash Financing Activities

During the Issuer's current period ended August 31, 2005, the Company issued common shares in connection with the following non-cash financing activities:

a) In connection with the Company's August 11, 2005 non-brokered private placement (note 7b)(i)):

- 16,000 common shares at a price of $0.15 per share, representing a commission paid to the Agent.

b) In connection with the Company's share payment obligations to the Vendor of the San Carlos Property Claims (note 5b):

- 750,000 common shares at a price of $0.15 per share, representing the Company's shortfall of approximately $100,000 in the minimum required property expenditures required to be incurred no later than March 15, 2005; and

- 100,000 common shares at a price of $0.15 per share, representing the first share payment required under the New San Carlos Agreement.

11. Related Party Transactions

a) During the period, $15,000 (2004 - $15,000) was paid to a shareholder, director, CEO and president of the Company as remuneration.

   In addition, other directors received a total of $nil (2004 - $2,800) from the Company as remuneration.

b) As at August 31, 2005, there is a balance of $8,890 (May 31, 2005 - $15,327) due to a shareholder, director, CEO and president included in accounts payable and accrued liabilities.

The above noted transactions have been reported at amounts agreed to by the transaction parties.

12. Subsequent Events

a) On October 1, 2005, 585,000 share purchase warrants of the Company expired unexercised.

b) On October 11, 2005 the Company announced that it had granted incentive stock options exercisable for five years to purchase up to 725,447 shares of the Company for $0.15 each to insiders, employees and consultants of the Company. The Company received shareholder approval for its stock option plan allowing for the granting of theses incentive stock options at its last Annual General Meeting held on November 18, 2004.

   The granting of these options is subject to acceptance of required filings by the TSX Venture Exchange.

HAWKEYE
GOLD & DIAMOND INC.

MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS

For the 1st Quarter Ended:	August 31, 2005
Date of the Report:	October 28, 2005
Name of Issuer:	HAWKEYE GOLD & DIAMOND INC.
Issuers Address:	120 Milross Avenue, Suite 2302 Vancouver, BC, Canada V6A 4K7
Issuer Phone Number:	(604) 878-1339
Issuer Fax Number:	(604) 688-3402
Issuer Email Address:	hko@hawkeyegold.com
Issuer Website Address:	www.hawkeyegold.com
Contact Person:	Greg Neeld
Contact Position:	President & CEO
Contact Phone Number:	(604) 878-1339
Contact Email Address:	greg@hawkeyegold.com

CERTIFICATE

The disclosure contained within this Management Discussion & Analysis Report (the "MD&A Report") attached hereto has been approved by the Board of Directors of the Company. A copy of this MD&A Report will be provided to any shareholder who requests it.

Directors Name: Greg Neeld **Date Signed:** October 28, 2005

Directors Name: Andrea Plourde **Date Signed:** October 28, 2005

HAWKEYE
GOLD & DIAMOND INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE FIRST QUARTER ENDED AUGUST 31, 2005

TSX Venture Exchange Listed - HKO
12g3-2(b):82-2435
CUSIP NO : 42016R 10 4

This MD&A Report addresses issues that affected HAWKEYE GOLD & DIAMOND INC. (the "Company" (the "Issuer") or ("HAWKEYE")) during its first quarter ended August 31, 2005 (the "first quarter") and, when appropriate, material changes that impacted the Company subsequent to the end of its first quarter to the date of this report, October 28, 2005 (the "post quarter review period").

ADDITIONAL FINANCIAL AND CORPORATE INFORMATION

Management encourages our shareholders and the investment community to read this MD&A Report together with the Issuer's Audited Consolidated Financial Statements and Notes to the Audited Consolidated Financial Statements and the MD&A Report for our current year ended May 31, 2005 along with the Audited Consolidated Financial Statements and Notes to the Audited Consolidated Financial Statements for the years ended May 31, 2004 and May 31, 2003 including Schedule B (Supplementary Information) and Schedule C (Management Discussion and Analysis) for those years. The Issuer's Annual Audited and Unaudited Interim Management Prepared Consolidated Financial Statements and Notes to the Consolidated Financial Statements are produced in accordance with Canadian generally accepted accounting principles. All amounts in the Annual Audited and Unaudited Interim Management Prepared Consolidated Financial Statements and Notes to the Consolidated Financial Statements including this MD&A Report are stated in Canadian dollars unless otherwise indicated.

We also encourage you to visit the Company's web page on the SEDAR website to view all our regulatory filings filed with SEDAR which include but are not limited to the Company's Annual Audited and Unaudited Interim Financial Statements, Management Discussion and Analysis Reports (formerly Schedule B and C), Material Change Reports, Property Technical Reports, Annual Information Forms (AIF), Annual General Meeting and Proxy Material, News Releases etc. To access the Company's link on SEDAR, go to www.sedar.com, click on Company Profiles, Public Companies, the letter H, scroll down to the Issuer's name and finally click on "View this Public Company's Documents" located at the bottom of the page.

You can also contact us directly through any of the methods mentioned at the bottom of this report.

FORWARD-LOOKING ORIENTATION (STATEMENTS)

Under CICA (Canadian Institute of Chartered Accountants) guidance, forward–looking orientation calls for Company's MD&A reports to explain past events, decisions, circumstances and performance in the context of whether they are reasonably likely to be indicative of, and have a material impact on, future

prospects. It also calls for an MD&A Report to describe not only anticipated future events, decisions, circumstances, opportunities and risks that management considers likely to materially impact future prospects, but also matters such as management's vision, strategy and key performance drivers.

Statements used in this report, words like "anticipate", "believe", "estimate" and "expect" and similar expressions and all other information other than historical facts that are incorporated herein, including without limitation, data regarding potential mineralization, exploration results, future plans and objectives of HAWKEYE are forward-looking orientation statements. Such statements are used to describe management's future plans, objects and goals for the Company and therefore involve inherent risks and uncertainties. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

1. DESCRIPTION OF BUSINESS

HAWKEYE GOLD & DIAMOND INC. is an exploration stage company engaged in the exploration for and the development of natural resources in the province of Ontario in Canada and in the State of Tamaulipas in Mexico. The Company owns options to purchase varying interests in two gold prospects known as the Dixie-Bell and Dedee Rhode properties situated in the Red Lake greenstone belt located in the Red Lake mining district of northwest Ontario, Canada, and a gold, copper, lead, zinc and silver prospect known as the San Carlos Property located near the town of San Carlos in the State of Tamaulipas, Mexico. The Company is currently focusing its exploration activities on its San Carlos gold, copper, lead, zinc and silver property in Mexico and its precious metal properties located in the Red Lake mining district of northwestern Ontario.

The Company is incorporated under the laws of the Province of British Columbia and is based in Vancouver, British Columbia, Canada. HAWKEYE is a reporting issuer in both the provinces of British Columbia and Alberta and trades on the TSX Venture Exchange (the "TSX") under the symbol HKO.

The Company has two wholly-owned subsidiary's named HAWKEYE Oro de Mexico S.A. de C.V. and Foch Electronics (Canada) Inc. HAWKEYE Oro de Mexico S.A. de C.V. is incorporated under the laws of Mexico for the purpose of carrying on business in the United States of Mexico with the Company's San Carlos Project and Foch Consumer Electronics (Canada) Inc. is incorporated under the laws of British Columbia, Canada and is inactive with no specific purpose for business.

2. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

During the Company's first quarter ended August 31, 2005, the Issuer did not generate any revenues because it is a venture Company, involved in the exploration and discovery of minerals and has no mining operations. During this period the Company completed a private placement for gross proceeds totaling $908,749. Funds from this private placement are being used to finance the Company's recommended drill program over its San Carlos Property which was advanced to the drill stage due to positive results from a work program that was performed on the Property during late 2004 and early 2005. This program delineated a total of six drill targets for the Company. Two of the anomalies are gold and copper skarn type targets and the other four are carbonate replacement deposit (CRD) style prospects. At the time of this writing, the Company had made arrangements with a helicopter and drilling contractor, consultants and local labor so that it could commence pre-drill activities on the Property during the first two weeks of November. The Company expects drilling to commence mid November 2005.

2 A. OPERATIONS

SAN CARLOS PROJECT
Tamaulipas, Mexico

During the Issuer's fourth quarter 2005, effective April 13, 2005 the Company and the Optionor of the San Carlos Claims entered into a new property option agreement (the "New San Carlos Agreement") whereby the Company can acquire up to a 60% interest in the San Carlos Property (the "Property) which is located near the town of San Carlos in the State of Tamaulipas in north east Mexico. The Property totals approximately 11,000 hectares and is considered prospective for gold, copper, silver, lead and zinc.

The San Carlos Optionor notified the Company that it was in default of certain provisions of the Original San Carlos Agreement, dated March 4, 2004, as a result of the Company failing to defray the tax obligations related to the San Carlos Claims and by failing to spend the minimum required expenditures on the Property during the first year anniversary from the Original Effective Date. In connection with entering into the New San Carlos Agreement, the Company agreed to pay $45,475 in full satisfaction of the tax obligations and agreed to issue 750,000 common shares in the capital of the Company to the San Carlos Optionor in connection with the Company's shortfall of approximately $100,000 for minimum required property expenditures that was required to be incurred over the Property not later than March 15, 2005 (the original first anniversary date). Also, under the terms of the New San Carlos Agreement, in order for the Company to earn a 51% interest in the San Carlos Claims, it must issue 100,000 common shares in the capital of the Company to the San Carlos Optionor within five business days of receiving TSX Venture Exchange approval for the New San Carlos Agreement which was received on August 12, 2005 (the "New Effective Date") , 100,000 common shares in the capital of the Company not later than the first anniversary of the New Effective Date, and 200,000 common shares in the capital of the Company not later than the second anniversary of the New Effective Date. The Company must also incur a minimum of $450,000 USD in exploration expenditures not later than the first anniversary of the New Effective Date, incur a further minimum of $550,000 USD in exploration expenditures not later than the second anniversary of the New Effective Date, and incur a further minimum of $1,000,000 USD in exploration expenditures not later than the third anniversary of the New Effective Date.

The Company may also earn an additional 9% interest in the San Carlos Claims for a total interest of 60%, by issuing 100,000 common shares in the capital of the Company not later than each of the third, fourth and fifth anniversaries of the New Effective Date. The Company must also incur a minimum of $2,000,000 USD in exploration expenditures not later than the sixth anniversary of the New Effective Date. The Company must receive TSX approval for any additional payments and/or exploration expenses relating to the shares and property expenditures required for the Issuer to earn its additional 9% interest in the Property.

The Sand Carlos Claims are subject to a 2% net smelter return royalty (NSR) in favor of the Optionor of the Property.

During the Issuer's first quarter ended August 31, 2005, the Company paid the $45,475 for its tax obligations to the Optionor, issued 100,000 common shares in the capital of the Company to the Optionor to meet its first share payment obligation under the terms of the New San Carlos Agreement and issued 750, 000 common shares to the Optionor in full satisfaction of the Issuer's share payment obligation to the Optionor with respect to the shortfall in the minimum property expenditures required to have been incurred by the Company over the Property before the original anniversary date as discussed above.

The following table summarizes share payments and minimum work program commitments that the Company must complete over the next six anniversary dates in order to earn its 60% interest in the San Carlos Property under the terms of the New San Carlos Agreement. The Issuer may, at its option, earn its 60% interest before the sixth anniversary date by expediting share payments and minimum work program

commitments.

Particulars	5 Business Days following Effective Date Aug 17, 2005	1st Anniv-ersary following Effective Date Aug 12, 2006	2nd Anniv-ersary following Effective Date Aug 12, 2007	3rd Anniv-ersary following Effective Date Aug 12, 2008	4th Anniv-ersary following Effective Date Aug 12, 2009	5th Anniv-ersary following Effective Date Aug 12, 2010	6th Anniv-ersary following Effective Date Aug 12, 2011	Total
Shares	850,000 (Issued)	100,000	200,000	(1) 100,000	100,000	100,000	N/A	1,450,000
Work Program	N/A	$450,000 (US$)	$550,000 (US$)	$1,000,000 (US$)	N/A	N/A	$2,000,000 (US$)	$4,000,000 (US$)
Ownership	0%	0%	0%	51%	51%	51%	60%	60%

(1) These shares are not part of the first traunch of shares that have to be issued to the Optionor of the Property on the first and second anniversary dates (total 300,000 common shares) including minimum property expenditure requirements of $2,000,000 (US$) before the third anniversary date in order for the Company to earn a 51% interest in the Property. They are part of the second traunch of shares that have to be issued to the Optionor of the Property on the third, fourth and fifth anniversary dates (total 300,000 common shares) including minimum property expenditure requirements of $2,000,000 (US$) in order for the Company to earn an additional 9% interest in the Property.

During the Issuer's second quarter ended November 30, 2004, the company incurred $3,519 in deferred exploration expenditures relating to consulting fees and $nil was incurred in acquisition costs. During the Issuer's third quarter the Company incurred $324,483 (Gross) in exploration expenditures in connection with the completion of its first phase work program over the San Carlos Property relating to assays, consulting fees, field equipment rental fees, field travel, management fees, taxes and ground geophysical surveys described below and $nil was incurred in acquisition costs. During the Issuer's fourth quarter ended May 31, 2005 the Company incurred $nil in deferred exploration expenditures and $nil in acquisition costs on the San Carlos Property. In comparison, during the Issuer's fourth quarter of the previous year, the Company incurred $nil in deferred exploration expenditures on the property and $40,000 was incurred in acquisition costs due to the issuance of 100,000 common shares in the capital of the Company to Almaden at a price of $0.40 per share in connection with the Company's first share issuance obligation to AML pursuant to the Original Option Agreement dated March 4, 2004. During the Issuer's first quarter ended August 31, 2005 the Company incurred $45,579 in deferred exploration expenditures relating to claim maintenance ($12,036), professional geological consulting fees ($6,136), management fees ($2,580) and property taxes for the second semester of 2005 ($24,827) and incurred $127,500 in acquisition costs in connection with the issuance of 850,000 common shares in the capital of the Company at a deemed price of $0.15 per share to the Optionor of the Property. 100,000 shares were issued relating to the Issuer's first share issuance obligation to the Optionor under the terms of the New San Carlos Agreement and 750,000 shares were issued to the Optionor in consideration for the Issuer's shortfall of approximately $100,000 for minimum property expenditure requirements that was required to be incurred over the Property before the original anniversary date as discussed above. In comparison, during the Issuer's first quarter ended August 31, 2004, the Company incurred $58,744 in deferred exploration expenditures and $nil in acquisition costs on the San Carlos Property.

Exploration Program

During the Company's fiscal year ended May 31, 2005 the Issuer completed its first phase work program over the San Carlos Property by completing 40 kilometres of line cutting for grids and trails, detailed mapping and prospecting, collecting and analyzing 560 soil and 82 rock samples and performing 31 line kilometres of Induced Polarization (IP) ground geophysical surveys.

Mr. Bill Wengzynowski P.ENG., was the Company's project Geological Engineer and qualified person (QP) in accordance with Canadian Securities Association (CSA) National Instrument (NI) 43-101 for the work programs performed over the Property during this period.

Exploration Results

Exploration results from this work program led to the delineation of six drill targets on the northeastern section of the San Jose claim block. The Company has identified two gold-copper skarn type drill targets and four carbonate replacement deposit (CRD) drill targets. The Issuer's geologists have recommended a *minimum 1,000 metre to a maximum 3,000 metre drill program to test these targets.*

Future Plans

The Company's plan is to test drill high priority targets during November and December 2005 that were identified on the Property during the Issuer's work programs performed in late 2004 and early 2005. For further information regarding the Company's drill program refer to section 3. SUBSEQUENT EVENTS, subsection 3 A. OPERATIONS, SAN CARLOS PROPERTY below.

DEDEE RHODE & DIXIE BELL PROPERTIES

Red Lake Mining District, Ontario, Canada

By an option agreement dated April 23, 2003 (the "Option Agreement"), HAWKEYE acquired an option to purchase a 100% interest in the Dedee Rhode and Dixie Bell claim blocks which are situated in the Dedee and Dixie Lake Area of the Red Lake greenstone belt, located approximately 26 kilometres southeast of the town of Red Lake in north-western Ontario, Canada. The Dedee Rhode and Dixie Bell Properties, which total 2,360 and 1,920 acres respectively, are also located approximately 28 kilometres south of Placer Dome's Campbell Mine and Gold Corp's Red Lake Mine.

The Company's right to earn its 100% interest in the Dedee Rhode and Dixie Bell claim blocks, which falls under a single vend-in agreement, is subject to payment of staking costs totaling $5,356, making cash payments totaling $75,500 over four years and issuing a total of 59,000 common shares over three years. The properties are subject to a 2% NSR in favour of the optionor and the Company has the exclusive right and option to purchase up to one-half of the Royalty (1%) from the Optionor for $1,000,000, exercisable until 5:00 p.m. (local time in Vancouver, B.C.) on the third anniversary of the Date of Commencement of Commercial Production. The Company will be the operator in respect of work programs.

Regulatory approval for the Dedee Rhode and Dixie Bell Property acquisition was obtained from the TSX Venture Exchange on April 29, 2003.

The following table summarizes staking costs, cash and share payments paid to date and future cash and share payments that the Company must complete in order to earn its 100% interest in the Claims. The Issuer may, at its option, earn its 100% interest before the fourth anniversary date by expediting the cash and share payments.

Particulars	Prior To TSX Approval	15 Days from Effective Date May 20, 2003	1st Anniversary from Effective Date May 5, 2004	2nd Anniversary from Effective Date May 5, 2005	3rd Anniversary from Effective Date May 5, 2006	4th Anniversary from Effective Date May 5, 2007	Total
Staking Costs	$5,356 (Paid)	N/A	N/A	N/A	N/A	N/A	$5,356
Cash	N/A	$2,500 (Paid)	$5,000 (Paid)	$10,000 (Paid)	$20,000	$38,000	$75,500
Shares	N/A	6,250 (Issued)	18,750 (Issued)	27,750 (Issued)	6,250	N/A	59,000
Ownership	0%	0%	0%	0%	0%	100%	100%

During the Issuer's second quarter ended November 30, 2004, the company incurred $nil in exploration expenditures on the property and $nil in acquisition costs. In comparison during the Issuer's third quarter ended February 28, 2005 the Company incurred $2,762 in exploration expenditures relating to the re-staking of certain Claims ($1,804) and for geological consulting fees for the Dixie Bell Claims ($958) and $nil in acquisition costs. During the Issuer's fourth quarter ended May 31, 2005 the Company incurred $10,716 in exploration expenditures in connection with $8,616 for re-staking of 90 Units of the Dixie Bell and Dedee Rhode Claims and $2,100 for professional geological consulting fees and $14,163 was incurred in acquisition costs in connection with $10,000 being paid in cash relating to the Issuer's second anniversary cash payment obligation to the Vendor of the Dixie Bell and Dedee Rhode Claims and the issuance of 27,750 shares in the capital of the Company to the Vendor at a price of $0.15 per share ($4,163). Of the 27,750 common shares that were issued, 18,750 were issued in connection with the Issuer's second anniversary share payment obligation to the Vendor of the Property and 9,000 common shares were issued to the Vendor of the Claims in return for the Vendor agreeing to reduce the Company's first year minimum work program requirement for the Claims from $14,000 to $nil. The payment of $10,000 and the issuance of 18,750 common shares in the capital of the Company to the Vendor of the Claims satisfies the Issuer's second anniversary date commitments with respect to cash payments and share issuances to the Optionor of the Property.

During the Issuer's first quarter ended August 31, 2005, the Company incurred $nil in deferred exploration expenditures and $nil in acquisition costs in comparison to $nil in deferred exploration expenditures and $nil in acquisition costs for the same period in 2004.

Future Plans

The Company intends to perform a work program over the Dedee Rhode and Dixie Bell Claims during 2006. A first phase work program would consist of an airborne geophysical survey followed up by a second phase ground reconnaissance program consisting of line cutting, mapping, rock and soil sampling and a ground geophysical survey. Depending on the success of these work programs and upon a positive recommendation from our geologists the issuer would be in a position to test drill high priority targets. Commencement of this work program would be subject to the Company raising sufficient funds to finance the exploration program.

AFRICA PROJECT CLAIMS
South Africa

The Company advanced a non-refundable deposit of $6,305 on certain diamond claims situated in South Africa. The Company has been in preliminary discussion to conclude an option agreement.

2 B. FINANCIAL INFORMATION

BALANCE SHEET

The Balance Sheet section of our MD&A is a discussion of certain line items that form part of our Management Prepared Consolidated Balance Sheet at the end of the Company's first quarter August 31, 2005 which incurred a material change from the previous period. Please refer to the Issuer's Management Prepared Consolidated Balance Sheet for the Company's first quarter of 2005 which is attached hereto and to any other Unaudited Interim or Audited Annual Consolidated Balance Sheets referred to in this section for cross reference purposes.

Cash

During the Issuer's first quarter ended August 31, 2005 the Company experienced a net increase of $329,006 in cash due to the completion of the Issuer's private placement described in section 2 I. FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES hereunder.

Mineral property interests

During the Issuer's first quarter ended August 31, 2005 the Company experienced a net increase of $179,384 in Mineral property interests due to the Issuer recording $6,305 and $127,500 for acquisition costs relating to the African Project Claims and the San Carlos Claims respectively and incurring $45,579 in property expenditures relating to claim maintenance ($12,036), professional geological consulting fees ($6,136), management fees ($2,580) and payment of property taxes for the second semester of 2005 ($24,827) relating to the San Carlos Claims.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities is an amount totaling $10,000 which is owed to CanAlaska Ventures Ltd. ("CanAlaska"). This debt, which the Issuer has yet to settle, is owed to CanAlaska pursuant to a property option agreement dated April 9, 2003 between the Issuer and CanAlaska for the Baird-Madsen and Swain Lake Claims located in Red Lake, Ontario, Canada. This option agreement was terminated in July 2003 and accordingly, all costs incurred by the Company with respect to the Baird-Madsen Claims and Swain Lake Claims were written-off during the Issuer's fourth quarter and year ended May 31, 2003. During the Issuer's fist quarter ended August 31, 2005 the Company retired this debt in its entirety by paying $10,000 to CanAlaska.

Loan payable

During the Issuer's current fiscal year ended May 31, 2005 the Company recorded a total of $108,400 on its Balance Sheet for loan payable ($nil – 2004). The loan payable is the result of the Company obtaining a loan totaling $35,000 and incurring associated finance fees totaling $11,400, for an aggregate of $46,400 during its fourth quarter ended May 31, 2005 and a loan totaling $50,000 and incurring associated finance fees totaling $12,000, for an aggregate of $62,000 during its third quarter ended February 28, 2005. The loan payable does not have any specified terms of repayment. If the loan was

paid in full within thirty days of the funds being advanced, the finance fee was lower. The Company did not repay the loan within the thirty day window and the finance fees totaling $23,400 reflects the maximum amount payable. During the Issuer's first quarter ended August 31, 2005, the Company repaid $15,000 of this loan thereby reducing the loan payable from $108,400 at the beginning of the period to $93,400 at the end of the first quarter.

STATEMENT OF OPERATIONS AND DEFICIT (Income Statement)

The Statement of Operations and Deficit section of our MD&A is a discussion of certain line items that form part of our Management Prepared Consolidated Statement of Operations and Deficit as at the end of the Company's first quarter ended August 31, 2005. Please refer to the Issuer's Management Prepared Consolidated Statement of Operations and Deficit for the Company's first quarter August 31, 2005 which is attached hereto and to any other Unaudited Interim or Audited Annual Consolidated Statement of Operations and Deficit Statement referred to in this section for cross reference purposes.

The following table provides you with comparative figures for total revenues, expenses, loss for the period, operating and total loss for period, deficits at the beginning and end of the period, loss per share, long term liabilities and cash dividends that the Issuer incurred during its first quarter ended August 31, 2005, (column 2) with comparative figures for the seven previous quarters (column 3, 4, 5, 6, 7, 8 and 9).

Description	1st Quarter 2005 05/06/01 to 05/08/31 Y/M/D	4th Quarter 2005 05/03/01 to 05/05/31 Y/M/D	3rd Quarter 2005 04/12/01 to 05/02/28 Y/M/D	2nd Quarter 2004 04/09/01 to 04/11/30 Y/M/D	1st Quarter 2004 04/06/01 to 04/08/31 Y/M/D	4th Quarter 2004 04/03/01 to 04/05/31 Y/M/D	3rd Quarter 2004 03/12/01 to 04/02/29 Y/M/D	2nd Quarter 2003 03/09/01 to 03/11/30 Y/M/D
(1)Revenues	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
(2)Expenses	$104,317	$165,952	$130,835	$102,837	$128,522	$162,693	$104,969	$119,758
(3)Loss from Operations for Period	($104,317)	($165,952)	($130,835)	($102,837)	($128,522)	($162,693)	($104,969)	($119,758)
(4)Operating and Total Loss for Period	($104,317)	($165,952)	($130,835)	($102,837)	($128,522)	($424,246)	($717,352)	($119,758)
(5)Deficit (Beginning of Period)	($7,167,183)	($7,001,231)	($6,870,396)	($6,767,559)	($6,639,037)	($6,214,791)	($5,497,439)	($5,377,681)
(6)Deficit (End of Period)	($7,271,500)	($7,167,183)	($7,001,231)	($6,870,396)	($6,767,559)	($6,639,037)	($6,214,791)	($5,497,439)
(7) Loss per Share	($0.01)	($0.02)	($0.01)	($0.01)	($0.02)	($0.08)	($0.12)	($0.03)
Long Term Liabilities	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
Cash Dividends	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil

Revenues (1)

During the Issuer's first quarter ended August 31, 2005, the Company did not generate any revenues from operations due to the fact that the Company is in the business of exploring for and development of natural resources and does not generate sales from production or incur any related cost of sales.

Expenses (2)

During the Company's first quarter ended August 31, 2005, general and administrative expenditures totaled $104,317 compared to $128,522 during the same period of the previous year. Material expenses incurred by the Company during its first quarter of 2005 was a result of the Issuer recording $22,483 for advertising, entertainment, and promotion which mainly related to corporate awareness advertising with a prominent business T.V. show and $24,750 was for wages and benefits. In comparison, material expenses incurred by the Company during its first quarter of 2004 were a result of the Issuer recording $33,650 for wages and salaries.

During the Company's fourth quarter ended May 31, 2005, general and administrative expenditures totalled $165,952 compared to $162,693 during the same period of the previous year. Material expenses incurred by the Company during its fourth quarter of 2005, was a result of the Issuer recording $59,375 for professional fees and $33,000 for wages and benefits. In comparison, material expenses incurred during the Issuer's fourth quarter of 2004 were a result of the Issuer recording $66,145 for professional fees relating to an increase in regulatory reporting requirements and legal fees incurred by the Issuer for a brokered private placement completed by Canaccord Capital during the Issuer's first quarter ended August 31, 2004.

During the Company's third quarter ended February 28, 2005, general and administrative expenditures totaled $130,835 in comparison to expenditures totaling $104,969 for the same period in 2004. Material expenses incurred by the Company during its third quarter of 2005 was a result of the Issuer recording $27,100 for stock-based compensation in connection with 542,000 options granted to directors, insiders, employees and consultants to the company (discussed above) and $32,500 for wages and benefits. In comparison, material expenses incurred by the Company during its third quarter of 2004, was a result of the Issuer recording $30,310 for wages and benefits.

During the Company's second quarter ended November 30, 2004, general and administrative expenditures totaled $102,837 in comparison to expenditures totaling $119,758 for the same period in 2003. Material expenses incurred by the Company during its second quarter were a result of the Issuer recording $29,898 for professional fees and $25,700 for wages and benefits. With regards to $29,898 recorded for professional fees $3,502 was incurred for accounting and bookkeeping, $6,505 was incurred for legal fees in connection with the incorporation of the Issuer's Mexican subsidiary, $18,105 was incurred for legal fees in connection with general corporate and TSX Venture Exchange related activities and $1,786 was for other fees. Material expenditures incurred during the Issuer's second quarter of 2003 totaled $55,936 representing $31,761 for stock-based compensation in connection with stock options granted and re-priced by the Company and $24,175 for salaries and benefits paid.

Please refer to the Expenses category in the "Consolidated Statement of Operations and Deficit" section of our Management Prepared - Consolidated Financial Statements attached hereto for a detailed breakdown of all expenses.

Loss from Operations (3) *& Operating and Total Loss for Period* (4)

During the Issuer's first quarter ended August 31, 2005 the Company posted an operating and total loss of $104,317 (2004 - $128,522) or an operating and total loss of $0.01 per share (2004 - $0.02). The loss for the Issuer's first quarter of 2005 can be attributed to the Company incurring $22,483 for advertising, entertainment, and promotion and $24,750 for wages and benefits. The loss for the first quarter or 2004 can be attributed to additional expenses incurred for professional fees relating to the Issuer's financing ($20,184), travel and convention in connection with a business trip to London ($15,157), purchase of computers and software (approximately $10,000) and corporate awareness advertising (approximately $12,000).

During the Issuer's fourth quarter, March 1, 2005 to May 31, 2005, the Company posted an operating loss of $165,952 (2004 – 162,693) and an operating and total loss of the same for its fourth quarter of 2005 (2004 – 424,246) or an operating and total loss of $0.02 per share (2004 - $0.08). The loss for the Company's fourth quarter of 2005 can be attributed to the Issuer recording $59,375 for professional fees and 33,000 for wages and benefits. The Company's total loss for its fourth quarter of 2004 exceeded its operating loss by $261,553 due to the write-down of the CEO claims during this period.

During the Issuer's third quarter ended February 28, 2005, the Company posted an operating and total loss of $130,835 (2004 - $717,352) or an operating and total loss of $0.01 per share (2004 - $0.12). The loss for the third quarter of 2005 can be attributed to the Issuer recording $18,945 for advertising, entertainment, and promotion, $11,700 for geological consulting fees relating to the San Carlos Property, $27,100 for stock-based compensation and $32,500 for wages and benefits also discussed above. The loss of $717,352 recorded during the third quarter of 2004 is related to the write down of the Issuer's YANKEE Property totaling $612,383.

In comparison, during the Issuer's second quarter from September 1, 2004 to November 30, 2004, the Company posted an operating and total loss of $102,837 (2003 - $119,758) or an operating and total loss of $0.01 per share (2003 - $0.03 per share).

Deficit Beginning & End of Period (5) (6) ***/ Loss per Share*** (7)

The Company has experienced a loss of $104,317 for the 3 months ended August 31, 2005 (2004 - $128,522) and, as at August 31, 2005 has a deficit of $7,271,500 (May 31, 2005 - $7,167,183) and a working capital surplus (deficiency) of $166,848 (May 31, 2005 – ($397,212)).

OTHER FINANCIAL INFORMATION

Selected Annual Information

Under National Instrument 51-102F1 policy (NI 51-102F1), the Issuer is required to provide our shareholders with certain selected annual information for the Company's most recently completed year-end and provide comparative figures for the selected annual information for the three most recently completed financial years. This financial information must be presented in the Issuer's fourth quarter and year-end MD&A Report for its fiscal years ended May 31. The Issuer is not required to provide this financial information in our Interim (Quarterly) reports, however, for the benefit of our shareholders and the investment community we have decided to provide this information in our Quarterly Reports.

The following table is a summary of the required selected annual information (column 1) with comparative figures for the Issuer's three most recently completed years ended May 31, 2005, 2004 and 2003 (column 2, 3, and 4).

Description	2005	2004	2003
Revenues	$nil	$nil	$nil
Loss from Operations	($528,146)	($441,735)	($313,878)
Operating and Total Loss	($528,146)	($1,315,671)	($361,107)
Basic and Diluted Total Loss per Share	($0.06)	($0.26)	($0.10)
Total Assets	$545,516	$73,900	$903,435
Total Long-term Liabilities	$nil	$nil	$nil
Cash Dividends per Common Share	$nil	$nil	$nil

There was not a material change in Loss from Operations during the three comparative years ended 2003, 2004, and 2005. However, the increase from $313,878 for the fiscal year ended 2003 compared to the year ended 2004 ($441,735) was mainly due to an increase in professional fees (net increase $49,894), consulting fees (net increase $35,792), bank charges, interest, and penalties (net increase $16,848) and advertising (net increase $12,478). The increase in professional fees is primarily attributed to an increase in current regulatory reporting requirements. The increase in consulting fees was related to increased geological activity on the Issuer's recently acquired San Carlos Project located in the State of Tamaulipas, Mexico and Red Lake Properties in northwest Ontario, Canada. The increase in bank charges, interest, and penalties is mainly related to the Issuer accruing $10,000 in respect of a penalty charged by the Optionor of the Swain Lake and Baird Madsen Claims pursuant to the July 15, 2003 termination of the related Option agreement. The increase in advertising charges was related to corporate awareness advertisements in two significant financial publications and one business television show. The increase in Loss from Operations for the year 2005 to $528,146 was mainly due to an increase in advertising, entertainment and promotion (net increase $36,139), professional fees (net increase $29,368), public relations (net increase $4,375), stock based compensation (net increase $27,000), travel and convention (net increase $14,238) and wages and benefits (net increase $59,845). The increase in advertising, promotion and entertainment was mainly due to the placement of corporate awareness advertisements in a prominent business magazine and business T.V. show. The increase in professional fess was mainly related to legal fees in connection with the Company's financings and for the incorporation of the Issuer's Mexican subsidiary, Hawkeye Oro de Mexico S.A. de C.V.. The increase in public relations was related to costs incurred by the Company for upgrades to its web site. The increase for stock based compensation was due to the Issuer granting 542,000 incentive stock options to insiders, directors and consultants to the Company at a price of $0.30 per share. The increase in travel and convention was mainly due to a business trip to London and the increase in wages and benefits was due to the reallocation of $36,000 from wages and benefits to consulting fees.

The significant increase in the Issuer's Operating and Total Loss for its fiscal year ended 2004 compared to its fiscal years ended 2005 and 2003 was a result of the Company writing off a total of $873,936 during the year ended 2004 relating to the abandonment of the YANKEE Property and CEO Claims. The write-down of the YANKEE and CEO Claims also had a significant impact on the Company's Basic and Diluted Total Loss per Share for 2004 ($0.26) compared to the periods ended 2005 ($0.06) and 2003 ($0.10).

Total Assets reported on the Issuer's books for the fiscal year ended 2004 ($73,900) in comparison to the fiscal years ended 2005 and 2003 was significantly reduced due to the write down ($873,936) of the YANKEE and CEO Claims. The significant increase in total assets reported on the Company's books for the fiscal year ended 2005 ($545,516) compared to the fiscal year ended 2004 $73,900 was mainly attributable to

the recording of $395,246 in "Mineral property interests" for exploration expenditures on the San Carlos Property during late 2004 and early 2005. During this period the Issuer performed 40 kilometres of line cutting, detailed mapping and prospecting, collected 560 soil and 82 rock samples and performed 31 line kilometres of Induced Polarization (IP) ground geophysical surveys.

ISSUED AND OUTSTANDING AND DILUTION FACTORS

The following section is a summary of common shares, options and warrants that were issued and outstanding during the Company's first quarter ended August 31, 2005.

Summary of common shares issued during the Issuer's first quarter ended August 31, 2005:

Type of Issue / Security Type	Issue Date YY/MM/DD	Issue Price	Total Securities Issued	Gross Proceeds	Minus(-) Cash Finders Fees	Minus (-) Cash Comm-ission	Net Proceeds
Adjustment for odd lot shares (Computershare)	05//07/15	N/A	7	N/A	N/A	N/A	$Nil
Private Placement (Units)	05/08/11	$0.15	2,208,334	$331,250	($17,000)	$NIL	$314,250
Private Placement (Units)	05/08/11	$0.1306451	3,100,000	$405,000	$NIL	$NIL	$405,000
Finders Shares	05/08/11	$0.15	16,000	$NIL	$NIL	$NIL	$NIL
San Carlos Property Acquisition	05/08/12	$0.15	850,000	$NIL	$NIL	$NIL	$NIL
Total			**6,174,341**	**$736,250**	**($17,000)**	**$NIL**	**$719,250**

Summary of options granted during the Issuer's first quarter ended August 31, 2005:

Type of Option	Name of Insider	Exercise Price	Date Granted YY/MM/DD	Expiry Date YY/MM/DD	Number of Options
N/A	N/A	N/A	N/A	N/A	N/A
Total					**N/A**

Summary of options outstanding as at the end of the Issuer's first quarter ended August 31, 2005:

Date Granted	Expiry Date	Exercise Price/Share	Number of Options	Exercise Value $
March 2, 2001	March 2, 2006	$0.15	23,698	$3,555
May 10, 2001	May 10, 2006	$0.15	16,250	$2,437
January 18, 2002	January 18, 2007	$0.15	53,573	$8,036
June 5, 2002	June 5, 2007	$0.15	79,250	$11,887
October 2, 2003	October 2, 2008	$0.15	191,499	$28,725
February 15, 2005	February 15, 2010	$0.30	542,000	$162,600
Total			**906,270**	**$217,240**

As discussed in section 2. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION, (B) FINANCIAL INFORMATION, *Contributed Surplus* above, at the Company's most recent Annual General Meeting held on November 18, 2004 shareholders of the Company approved a 2004 stock option plan proposed by management. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the plan.

During the Issuer's first quarter ended August 31, 2005 no options were exercised.

Summary of warrants and other convertible securities issued during the Issuer's first quarter ended August 31, 2005:

Type of Convertible Security	(c) Expiry Date	(b) Exercise Price/Share	(a) Number of Securities	Exercise Value $
Private Placement Share Purchase Warrants	Feb 11, 2007	$0.20	1,104,167	$220,833
Private Placement Share Purchase Warrants	Feb 11, 2007	$0.20	1,550,000	$310,000
Finders Shares - Warrants	Feb 11, 2007	$0.20	8,000	$1,600
Broker Warrants	Feb 11, 2007	$0.20	269,167	$53,833
Total			**2,931,334**	**$586,266**

(a)(b)(c) Each whole share purchase warrant stated in column four ((a) Number of Securities) permits the holder to purchase one further common share in the capital the Company at the price stated in column three ((b) Exercise Price/Share) expiring on the date stated in column two ((c) Expiry Date).

During the Issuer's first quarter ended August 31, 2005 the Company issued a total of 2,931,334 warrants in connection with the Issuer completing its non-brokered private placement which is discussed in further detail in section 2 I. FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES below.

Summary of warrants and other convertible securities outstanding at the end of the Issuer's first quarter ended August 31, 2005:

Type of Convertible Security	(c) Expiry Date	(b) Exercise Price/Share	(a) Number of Securities	Exercise Value $
Private Placement Warrants	Oct 1, 2005	$0.18	585,000	$105,300
Private Placement Warrants	Dec 2, 2005	$0.20	870,000	$174,000
Private Placement Warrants	Nov 2, 2006	$0.20	525,000	$105,000
Private Placement Warrants	Nov 31, 2006	$0.20	50,000	10,000
Private Placement Warrants	Feb 11, 2007	$0.20	1,104,167	$220,833
Private Placement Warrants	Feb 11, 2007	$0.20	1,550,000	$310,000
Finders Shares - Warrants	Feb 11, 2007	$0.20	8,000	$1,600
Broker Warrants	Feb 11, 2007	$0.20	269,167	$53,833
Total			**4,961,334**	**$980,566**

(a)(b)(c) Each whole share purchase warrant stated in column four ((a) Number of Securities) permits the holder to purchase one further common share in the capital the Company at the price stated in column three ((b) Exercise Price/Share) expiring on the date stated in column two ((c) Expiry Date).

During the Company's first quarter of 2005 a total of 4,085,941 outstanding warrants in the capital of the Company expired. 750,000 warrants exercisable at a price of $0.20 per share expired on June 20, 2005, 190,091 warrants exercisable at a price of $0.50 per share expired on June 22, 2005 and 3,145,850 warrants exercisable at a price of $0.35 per share expired on August 11, 2005. All warrants expired unexercised.

Summary of securities issued and outstanding as at the end of the Issuer's first quarter ended August 31, 2005 compared to the Issuer's previous quarter and year ended May 31, 2005:

Issued and Outstanding	August 31, 2005	May 31, 2005
Common Shares	16,417,174	10,242,834
Share Purchase Warrants	4,961,334	6,115,941
Director/Employee/Consultant Options	906,270	906,270
Fully Diluted	22,284,778	17,265,045

Authorised capital: 100,000,000 common shares.

Total number of shares in escrow: 23,438

2 C. ACQUISITION OR ABANDONMENT OF RESOURCE PROPERTIES

The table below is a summary of acquisition and abandonment (write-off) costs related to the Company's resource properties that were incurred by the Issuer during its first quarter ended August 31, 2005, (column 2) with comparative figures for acquisition and abandonment costs that the Issuer incurred during its previous five quarters (column 3, 4, 5, 6 and 7) and two previous fiscal years ended May 31, 2004 and May 31, 2003 (column 7 and 8).

Description	1st Quarter 2005 05/06/01 to 05/08/31 Y/M/D	4th Quarter 2005 05/03/01 to 05/05/31 Y/M/D	3rd Quarter 2005 04/12/01 to 05/02/28 Y/M/D	2nd Quarter 2004 04/09/01 to 04/11/30 Y/M/D	1st Quarter 2004 04/06/01 to 04/08/31 Y/M/D	4th Quarter 2004 04/03/01 to 04/05/31 Y/M/D	Year Ended 2004 03/06/01 to 04/05/31 Y/M/D	Year Ended 2003 02/06/01 to 03/05/31 Y/M/D
Acquisition Costs	$133,805	$14,163	$Nil	$Nil	$Nil	$49,500	$49,500	$10,000
Abandonment (Write-Offs)	$Nil	$Nil	$Nil	$Nil	$Nil	$62,500	$109,500	$6,000

During the Issuer's first quarter ended August 31, 2005 the Company incurred a total of $133,805 in acquisition costs. The costs were related to the Issuer advancing a non-refundable cash deposit of $6,305 on certain diamond claims situated in South Africa which the Company has been in preliminary discussion to conclude an option agreement and by issuing a total of 850,000 common shares in the capital of the Company to the Optionor of the San Carlos Claims at a deemed price of $0.15 per share.

100,000 of these shares were issued in connection with the Issuer's first share payment obligation to the Optionor pursuant to the terms of the New San Carlos Agreement and 750,000 shares were also issued to the Optionor under the terms of the New San Carlos Agreement in connection with the Company's shortfall of approximately $100,000 for minimum required property expenditures that was required to be incurred over the Property not later than March 15, 2005 under the terms of the old San Carlos Agreement.

During the Company's fourth quarter and year ended May 31, 2005, the Issuer incurred $14,163 in acquisition costs. These costs were related to a cash payment of $10,000 and the issuance of 27,750 common shares in the capital of the Company at a deemed price of $0.15 per share to the Vendor of the Dedee Rhode and Dixie Bell properties in connection with the Issuer satisfying its second anniversary cash and share payment obligations to the Vendor of the Claims. 9,000 common shares of the 27,750 share payment was issued to the Vendor in consideration for the Vendor agreeing to reduce the Company's first year minimum work commitment over the Claims from $14,000 to $nil. Both the cash and share payments were issued to the Vendor during the Company's fourth quarter ended May 31, 2005. In comparison, during the Company's fourth quarter and year ended May 31, 2004, the Issuer incurred acquisition costs totaling $49,500 in connection with the acquisition of the San Carlos Property by issuing 100,000 common shares in the capital of the Company to Almaden Minerals at a deemed price of $0.40 per share ($40,000) and paying $5,000 to the Vendor of our Red Lake Property and issuing a total of 18,750 common shares at a price of $0.24 per share to the Vendor for reasons described in detail in section 2 A. OPERATIONS, DEDEE RHODE & DIXIE BELLL PROPERTY above. Acquisition costs incurred during the Company's fourth quarter and year ended May 31, 2003 were related to the acquisition of the Dedee Rhode and Dixie Bell Claims ($2,000 each) and the Baird-Madsen and Swain Lake Claims ($3,000 each), for a total of $10,000.

During the Issuer's first quarter of 2005 the Company incurred $nil in acquisition write-offs compared to $nil during the Issuer's fourth quarter and year ended May 31, 2 005. In comparison, during the Company's fourth quarter and year ended May 31, 2004, the Issuer incurred a write-off in acquisition costs totaling $109,500. The write-off of $62,500 in acquisition costs during the Company's fourth quarter was related to the abandonment of the Issuer's CEO Claims and the write-off of $47,000 in acquisition costs during the Company's third quarter was related to the abandonment of the YANKEE Property.

During the fourth quarter of previous fiscal year ended May 31, 2003, the Issuer wrote-off a total of $6,000 which was related to the abandonment of the Baird-Madsen and Swain Lake Claims compared to $nil during the fiscal year ended May 31, 2002.

2 D. DEFERRED EXPLORATION EXPENDITURES

The table below is a summary of deferred exploration expenses and property abandonment (write-off costs) incurred by the Company during the Issuer's first quarter of 2005(column 2) with comparative figures for the previous five quarters (column 3, 4, 5, 6, and 7) and two previous fiscal years ended May 31, 2005 and May 31, 2004 (column 8 and 9).

Description	1st Quarter 2005 05/06/01 to 05/08/31 Y/M/D	4th Quarter 2005 05/03/01 to 05/05/31 Y/M/D	3rd Quarter 2005 04/12/01 to 05/02/28 Y/M/D	2nd Quarter 2004 04/09/01 to 04/11/30 Y/M/D	1st Quarter 2004 04/06/01 to 04/08/31 Y/M/D	4th Quarter 2004 04/03/01 to 04/05/31 Y/M/D	Year Ended 2005 04/06/01 to 05/05/31 Y/M/D	Year Ended 2004 03/06/01 to 04/05/31 Y/M/D
Deferred Exploration Expenditures	$45,579	$20,466	$327,245	$3,519	$58,744	$Nil	$409,974	$NIL
Abandonment (Write-Offs)	$Nil	$Nil	$Nil	$Nil	$Nil	$199,053	$Nil	$764,436

During the Issuer's first quarter ended August 31, 2005 the Company incurred $45,579 in deferred exploration expenditures relating to claim maintenance ($12,036), professional geological consulting fees ($6,136), management fees ($2,580) and for the payment of property taxes for the San Carlos Claims for the second semester of 2005 ($24,827) and incurred $nil in abandonment (write-off) costs. In comparison, during the Company's first quarter ended August 31, 2004, the Issuer incurred $58,744 in deferred exploration expenditures and $nil in abandonment (write-off) costs. The $58,744 in deferred exploration expenditures were related to the Company recording $42,956 for property taxes, $9,574 for assays, $3,579 for consulting fees, $2,268 for management fees and $367 for computer and rent charges for the San Carlos Property.

During the Issuer's fourth quarter ended May 31, 2005 the Company incurred $20,466 in deferred exploration expenditures relating to professional geological consulting fees ($8,500) connected to the San Carlos Project and for professional geological consulting fees ($3,350) and staking costs ($8,616) relating to the Dedee Rhode and Dixie Bell Claims. In comparison, during the Company's fourth quarter and year ended May 31 2004, the issuer incurred $nil in deferred exploration expenditures on its properties.

During the Company's third quarter of 2005, the Issuer incurred $327,245 in deferred exploration expenditures in connection with assay analysis charges, consulting fees, field equipment rental fees, field travel, management fees, taxes and ground geophysical surveys performed over the San Carlos Property compared to $nil during the same period of 2004. During the Issuer's third period of 2005, the Company recorded a total of $nil in connection with write-offs or abandonment of its properties compared to a $565,383 write-off incurred during the same period of the previous year due to the abandonment of the YANKEE Property as discussed below.

During the Company's second quarter under review ended November 30, 2004, the Issuer incurred $3,519 in deferred exploration expenditures in connection with consulting fees relating to the San Carlos property and $nil in abandonment (write-off) costs. During the same period of the previous year the Issuer did not incur any deferred exploration expenditures or abandon any of its properties.

During the Company's year ended May 31, 2005 the Issuer incurred $409,974 in deferred exploration expenditures on its properties which was related to work performed over the San Carlos Property ($395, 246) and for professional geological consulting fees ($4,308) and staking costs ($10,420) relating to the Dedee Rhode and Dixie Bell Claims. In comparison, during the previous year of 2004 the Issuer incurred $nil in deferred exploration expenditures. During the Issuer's fiscal year of 2005 the Company incurred $nil for abandonment (write-off) costs of its properties compared to $764,436 during the same period for the fiscal year ended May 31, 2004. This write-off was due to the Issuer abandoning its CEO Claims ($199,053) and the YANKEE Property ($565,383) during the Company's fourth ($199,053) and third quarters ($565,383) of 2004, respectively.

Please refer to the "Consolidated Schedule of Deferred Resource Property Expenditures" – Schedule 1 and 2 - in our Management Prepared Consolidated Financial Statements attached hereto for a detailed breakdown for all expenditures incurred on the Company's properties.

2 E. TRANSACTIONS WITH RELATED PARTIES

The table below is a summary of transactions with related parties incurred by the Company during the Issuer's first quarter ended August 31 2005, (column 2) with comparative figures for the previous five quarters (column 3, 4, 5, 6, and 7).

Description	1st Quarter 2005 04/06/01 to 04/08/31 YY/MM/DD	4th Quarter 2005 05/03/01 to 05/05/31 YY/MM/DD	3rd Quarter 2005 04/12/01 to 05/02/28 YY/MM/DD	2nd Quarter 2004 04/09/01 to 04/11/30 YY/MM/DD	1st Quarter 2004 04/06/01 to 04/08/31 YY/MM/DD	4th Quarter 2004 04/03/01 to 04/05/31 YY/MM/DD
Remuneration paid to a shareholder, director and president of the Company	$15,000	$15,000	$15,000	$15,000	$15,000	$15,000
Remuneration paid to other directors of the Company	$Nil	$3,800	$1,000	$Nil	$2,800	$1,000
Funds due to a director included in accounts payable and accrued liabilities	$8,890	$15,327	$20,317	$11,366	$13,667	$13,407

2 F. INVESTOR RELATIONS

HAWKEYE provides our shareholders and the investment community with a toll-free telephone number and a web site to contact the Company for corporate information and updates. Investor relation activities undertaken by the Company generally consists of a) attending certain industry related trade and convention conferences; b) revisions to our web site and; c) communication to the investment community through personal and electronic means.

During the Issuer's first quarter under review Investor Relations activities undertaken by the Company consisted of revisions and updates to our web site, communication to the investment community through personal and electronic means and placement of corporate awareness advertisements with a prominent business TV show.

2 G. TRANSACTIONS REQUIRING REGULATORY APPROVAL

As at the end of the Issuer's first quarter ended August 31, 2005 there was no transactions which required regulatory approval.

2 H. MANAGEMENT CHANGES

During the Issuer's first quarter ended August 31, 2005 the Company did not incur any management changes.

Below is a summary of HAWKEYE's management team:

Greg Neeld, President & CEO, Mr. Neeld brings 20 years of business experience and knowledge in both the private and public sectors to HAWKEYE's management team. His business career includes successful ventures in manufacturing and distribution, consumer electronics, food and beverage, commercialization of a family patented protective head device for hockey players and investment in the resource industry. This was concurrent to a 10-year professional hockey career. Mr. Neeld has raised significant capital for both private and public companies. He specializes in corporate structure, mergers and acquisitions, targeting and retaining industry management and marketing teams and promotion to the investment community. Mr. Neeld will use his experience in the public market and financial community to bring HAWKEYE to the forefront of the mining industry.

Mr. John R. Fraser, P.Geo., Mr. Fraser has been associated with the mining industry for over 30 years including seven years as Senior Geologist for **Bow Valley Industries Ltd.** and 15 years with **Noranda Exploration Co. Ltd.** culminating as Noranda's Exploration Manager for Central Canada. His search for base and precious metals, uranium and diamonds has taken Mr. Fraser throughout Canada, USA, Mexico, Argentina, South Africa and Namibia and Finland. These efforts have resulted in the discovery of the Tundra gold deposit in the Northwest Territories (one of the largest undeveloped gold deposits in Canada), a gold deposit in Nevada that was placed into production by Santa Fe Pacific Gold Corporation and a uranium deposit in Saskatchewan and several diamondiferous kimberlites in the Northwest Territories.

Mr. Fraser holds a Bachelor of Science degree in Geophysics and a Masters of Science degree in Geology from the University of British Columbia. He is registered as a professional Geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia and as a Professional Geologist with the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories.

Dr. George Poling, Ph.D., P.Eng., Dr. George W. Poling agreed to join the Company's management team to act as an advisor to the Board of Directors in the capacity of Senior Consulting Engineer. Dr. Poling, a long time Board Member of Dia Met Minerals Ltd., served as a Director of Dia Met from 1987 until it was bought-out by BHPBilliton in 2001. He is Professor emeritus and former Head of the Department of Mining and Mineral Process Engineering at the University of British Columbia, where he taught from 1968 until he retired in 1997. He was also Research Coordinator for the B.C. Mining Association. Dr. Poling holds a Bachelor of Science in Mining and Metallurgical Engineering and a Ph.D. in Mineral Process Engineering, both from the University of Alberta. He is one of Canada's leading experts in the mineral processing and environmental management of mining operations. Dr. Poling is a Senior Vice-President of Rescan Environmental Services Ltd.

Directors and Officers

The Company's Directors are:

Greg Neeld, John R. Fraser (P.Geo.), Andree Plourde, Maureen Keremidschieff.

The Company's Officers are:

Greg Neeld, John R. Fraser (P.Geo.).

2 I. FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

During the first quarter ended August 31, 2005 the Company closed the non-brokered private placement originally announced by the Issuer on April 19, 2005 and August 10, 2005.

The private placement closed by HAWKEYE issuing a total of 3,358,333 Units at a price of $0.15 per Unit and 3,100,000 at a price of $0.1306451 per Unit raising the Issuer a total of $908,749 (Cdn). Each Unit is comprised of one common share and one-half warrant. Each whole warrant can be exercised to acquire one additional common share in the capital of the Company at $0.20 per share for 18 months.

Finders fees totalling $32,000 were paid to various Canadian brokerage firms in connection with a portion of the Units, of which $29,600 was paid in cash and the balance was paid by the issuance of 16,000 finders' units, at the deemed price of $0.15 each. The finders' units have the same terms as the units comprised in the private placement. In addition the Company agreed to issue finder's warrants to those brokerage firms to purchase up to an additional 269,167 shares for $0.20 each for 18 months.

All securities issued in connection with this private placement are subject to a four (4) month hold from closing.

The proceeds from this private placement will be used to pay down debt, for working capital requirements and to fund the Company's drill program for its San Carlos Property in Mexico.

During the Company's fourth quarter ended May 31, 2005, the Issuer completed the first traunch of this private placement by issuing 1,150,000 Units at a price of $0.15 per share for gross proceeds of $172,500 (net $159,900 (Cdn)). The following table provides you with a detailed breakdown with regards to the issue date, price per share, total shares issued, gross proceeds, finder's fees paid and net proceeds received by the Company for this private placement.

Type of Issue	Issue Date YY/MM/DD	Price	Total Securities Issued	Gross Proceeds	Minus(-) Cash Finders Fees	Net Proceeds
Private Placement - Non-Brokered (Units)	05/05/02	$0.15	1,050,000	$157,500	($12,600)	$144,900
Private Placement - Non Brokered (Units)	05/05/31	$0.15	100,000	$15,000	$Nil	$15,000
Private Placement - Non Brokered (Units)	05/08/11	$0.1306451	3,100,000	$405,000	$Nil	$405,000
Private Placement - Non Brokered (Units)	05/08/11	$0.15	2,208,333	$331,249	($17,000)	$314,249
Total			6,458,333	$908,749	$29,600	$879,149

2 J. COMPANY AUDITOR

During the Company's current fiscal year ended May 31, 2005, the Company's auditors, Ellis Foster Chartered Accountants, entered into a transaction with Ernst & Young LLP under which certain assets of Ellis Foster were sold to Ernst & Young and the professional staff and partners of Ellis Foster joined Ernst & Young either as employees or partners of Ernst & Young and carried on their practice as a member of Ernst & Young. The Company's year end audit for its fiscal year ended May 31, 2005 was completed by Ernst & Young LLP.

3. SUBSEQUENT EVENTS

The following is a disclosure of material events that affected your Company subsequent to the end of its first quarter ended August 31, 2005 and to the date of this report, October 28, 2005 (the "post quarter review period"):

3 A. OPERATIONS

SAN CARLOS PROJECT
Tamaulipas, Mexico

During the post quarter review period the Issuer successfully concluded contract negotiations with its drilling and contract service provider companies and anticipates that it will finalize negotiations with its helicopter service provider within a few days of this writing. We are currently mobilizing our geologists to the property and plan to have the helicopter and pre-drill crew arrive at the Property on November 9, 2005. The pre-drill crew will be responsible for building the drilling platforms and arranging for water supply for the dills. The drill is scheduled to arrive at the property on November 15, 2005 and if everything goes right drilling should commence within a few days thereafter. The Company intends to drill a minimum of 1,000 to a maximum of 3,000 metres.

3 B. FINANCIAL INFORMATION

During the post quarter review period the Issuer granted incentive stock options exercisable for five years expiring on October 11, 2010 to purchase up to 725,447 shares of the Company for $0.15 each to insiders, employees and consultants of the Company. During this period no incentive stock options were exercised. The Company received shareholder approval for its stock option plan allowing for the granting of these incentive stock options at its last Annual General Meeting on November 18, 2004.

During the post quarter review period 585,000 warrants exercisable at a price of $0.18 per share expired unexercised.

3 C. ACQUISITION OR ABANDONMENT OF RESOURCE PROPERTY

During the post quarter review period the Company did not acquire an interest in any additional resource properties, nor did it abandon any of its existing resource properties during the period.

3 D. MANAGEMENT CHANGES

The Issuer did not incur any management changes during its post quarter review period.

3 E. INVESTOR RELATIONS

During the post quarter review period Investor Relations activities undertaken by the Company consisted of continued structural changes and updates to our web site, communication to the investment community through personal and electronic means and placement of corporate awareness advertisements with a prominent business TV show.

3 F. TRANSACTIONS REQUIRING REGULATORY APPROVAL

As at the end of the post quarter review period there were no transactions that required regulatory approval.

3 G. FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

During the post quarter review period the Company did not arrange for any new financings. It is the intention of the Issuer however to go back to the market in the November 2005 to January 2006 time frame to arrange for a significant financing to fund the Issuer's ongoing working capital and work program cash requirements.

3 H. ISSUED AND OUTSTANDING AND DILUTION FACTORS

The following is a snapshot of the Company's capitalization presented on a fully diluted basis as at the date of this report, October 28 2005 (column 2), in comparison to the Issuer's capitalization as at the end of its first ended August 31, 2005 (column 3):

Issued and Outstanding	October 28, 2005	August 31, 2005
Common Shares	16,317,174	16,417,174
Share Purchase Warrants	4,326,334	4,961,334
Director/Employee/Consultant Options	1,631,717	906,270
Fully Diluted	22,275,225	22,284,778

Please refer to section (B) FINANCIALINFORMATION above, for a breakdown of the granting of options and expiry of warrants in the capital of the Company since the Issuer's first quarter ended August 31, 2005 to understand the increase in the Issuer's fully diluted capitalization from 22,284,778 at August 31, 2005 to 22,275,225 at the date of this report.

4. LIQUIDITY AND CAPITAL RESOURCES

The following table is a discussion regarding HAWKEYE's stock volumes and prices. This table states the total number of shares traded in your Company including its high, low and closing prices during its first quarter ended August 31, 2005 and the period subsequent to the end of the Issuer's first quarter to the date of this report October 28, 2005 (column 3 and 2 respectively) and compares these figures to the previous four quarters (column 4, 5, 6 and 7) and also to the two previous fiscal years ended May 31, 2004 and May 31, 2003 (column 8 and 9).

Description	Subsequent to the 1st Quarter 2005 05/09/01 to 05/10/28 YY/MM/DD	1st Quarter 2005 05/06/01 to 05/08/31 YY/MM/D	4th Quarter 2005 05/03/01 to 05/05/31 YY/MM/DD	3rd Quarter 2005 04/12/01 to 05/02/28 YY/MM/DD	2nd Quarter 2004 04/09/01 to 04/11/30 YY/MM/DD	1st Quarter 2004 04/06/01 to 04/08/31 YY/MM/DD	Year Ended 2004 03/06/01 to 04/05/31 YY/MM/DD	Year Ended 2003 02/06/01 to 03/05/31 YY/MM/DD
Total Shares Traded	285,748	427,457	508,812	718,269	182,225	130,069	2,537,225	12,577,664
High	$0.165	$0.185	$0.25	$0.30	$0.30	$0.38	$0.54	$0.15
Low	$0.11	$0.12	$0.13	$0.13	$0.12	$0.25	$0.12	$0.01
Close	$0.12	$0.16	$0.18	$0.20	$0.21	$0.26	$0.30	$0.035

The Company has experienced a loss of $104,317 for the 3 months ended August 31, 2005 (2004 - $128,522) and, as at August 31, 2005 has a deficit of $7,271,500 (May 31, 2005 - $7,167,183) and a working capital surplus (deficiency) of $166,848 (May 31, 2005 – ($397,212)). The future operations of the Company are dependent upon the continued support of our shareholders and the investment community and management's ability to continue to raise further capital to fund the Issuer's future operations through the issuance of equity via private and public non-brokered and brokered financing opportunities.

Management intends to arrange for additional funding via either a brokered or non-brokered private placement by the end of 2005. We vision the financing to be a two pronged funding consisting of a flow-through and non flow-through component. The flow-through component would be used to fund the exploration program for our Dedee Rhode and Dixie Bell Properties and the non-flow through component would be used in part to repay the $93,400 loan payable recorded on the Issuer's Balance Sheet as at the end of its first quarter ended August 31, 2005, down pay trades payable, working capital requirements and to fund the Company's future exploration and drill programs on it's San Carlos project.

5. RISK AND OPPORTUNITIES

The following is a discussion of risk and uncertainties that the Company is subject to which are unavoidable and are inherent to the industry. Although we have done our best to state risks that we feel the Company is currently susceptible, additional risks that are not presently known to the Company may impact the Issuer's financial results in the future.

Industry

HAWKEYE is engaged in the exploration of mineral properties which is an inherently risky business. There is no assurance that the Company will ever discover an economically viable mineral deposit on any of its properties. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

Gold and Metal Prices

The price of gold is affected by numerous factors beyond the control of the Company including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The price of other minerals that the Company is exploring for, also have the same or similar price risk factors. These elements can have significant impacts on the industry, the Issuer's stock price which in turn can have an impact on the management's ability to raise future capital to finance the Issuers operations and work programs over its properties.

Exchange Rate Fluctuations

Fluctuation in currency exchange rates, principally the Canadian/US dollar exchange rate, can significantly impact cash flows. The exchange rate has varied substantially over time. Most of the Company's exploration expenses in Mexico are denominated in US dollars. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which may impact financial results. The company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

Environmental

HAWKEYE's exploration and development activities are subject to extensive laws and regulations governing environment protection. Although the Company closely follows and believes it is operating in compliance with all applicable environment regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply could result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.

Laws and Regulations

HAWKEYE's exploration activities are subject to extensive federal, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, its advisors and contractors to ensure compliance with current laws.

Title to Properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects and native land claim issues.

Competition

There is competition from other mining exploration companies with operations similar to those of the Company's. Many of the mining companies with which the Company competes have operations and financial strength greater than that of the Company.

Dependence on Management

The Company strongly depends on the business and technical experts of its management and there is little possibility that this dependence will decrease in the near term.

6. OUTLOOK

Management is pleased with the progress that the Company has made during its first quarter ended August 31, 2005 and to the date of this report, October 28, 2005. During this period, we received TSX Venture Exchange acceptance for filing of the New San Carlos Property Option Agreement and successfully completed a non-brokered private placement during August 2005 raising the Company gross proceeds of $908,749 (Cdn). These achievements are significant because they should help us attain our short term goals which are to:

A. Commence a drill program on the San Carlos Property intending to drill a minimum of 1,000 metres to a maximum of 3,000 metres to test drill targets outlined during our 2004 and 2005 work programs. As discussed above drilling is expected to commence in mid November 2005;

B. Arrange for additional financings; and

C. Commence early stage exploration over our Dedee Rhode and Dixie Bell Claims in Red Lake, Ontario, Canada.

We would like to take this opportunity to thank our valued shareholders for your loyalty and patience since our last communication and to let you know that we appreciate your continued support and to also point out that significant strides have been made during the Issuer's first quarter under review and to the date of this report placing HAWKEYE on solid footing to complete a test drill program on the San Carlos Property, raise additional capital and enhancing shareholder value.

If you have any questions feel free to contact us through any of the methods below:

Toll Free: 1-800-665-3624 (North America)
Vancouver (604) 878-1339
Facsimile: (604) 688-3402
E-mail: hko@hawkeyegold.com
Web Site: www.hawkeyegold.com

ON BEHALF OF THE BOARD OF DIRECTORS OF HAWKEYE GOLD & DIAMOND INC.

Greg Neeld

President & C.E.O.

DATED: October 28, 2005

NOTES

HAWKEYE
GOLD & DIAMOND INC.

"HAWKEYE is committed to building shareholder value through prudent and strategic worldwide investments in low-cost, high potential mineral opportunities"

HAWKEYE GOLD & DIAMOND INC.
Suite 2302 – 120 Milross Avenue, Vancouver, B.C., Canada V6A 4K7
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

TSX VENTURE EXCHANGE – HKO

RECEIVED
2005 NOV 14 P 2: 26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

HAWKEYE GOLD & DIAMOND INC.

October 11, 2005

TSX Venture Exchange – HKO
CUSIP NO : 42016R 10 4
12g3-2(b):82-2435

News Release No. 146

INCENTIVE STOCK OPTIONS GRANTED

The Company announces that it has granted incentive stock options exercisable for five years to purchase up to 725,447 shares of the Company for $0.15each to insiders, employees and consultants of the Company. The Company received shareholder approval for its stock option plan allowing for the granting of these incentive stock options at its last Annual General Meeting held on November 18, 2004.

The granting of these options is subject to acceptance of required filings by the TSX Venture Exchange

HAWKEYE GOLD & DIAMOND INC.
Per:

President & CEO

Toll Free: 1-800-665-3624 **Email:** hko@hawkeyegold.com
Vancouver: 1-604-878-1339 **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.